FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  February, 2002.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  March 3, 2003

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED BALANCE SHEETS

December 31, 2002 and March 31, 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

31-Dec-02

31-Mar-02

(unaudited)

(unaudited)

ASSETS:

Current:

Cash

$

103,275

$

68,196

Restricted cash

-

4,000

Accounts receivable

23,979

44,968

Inventory

12,992

139,830

Prepaid expenses and deposits

25,705

27,476

165,951

284,470

Long term investment – Note 5

225,000

-

Land held for resale

763,621

760,000

Leased vehicles, net

732,751

876,166

Capital assets, net

47,620

282,220

Deferred foreign exchange loss

34,155

39,035

Land held for development

4,135,426

4,083,165

$

6,104,524

$

6,325,056

LIABILITIES:

Current:

Accounts payable and accrued liabilities

$

581,691

$

892,408

Security deposits

5,290

5,290

Deferred revenue

-

9,866

Due to directors

15,059

33,240

Severance obligations – Note 9

250,000

-

Current portion of loans payable – Note 6

354,000

1,389,000

Current portion of mortgage payable

50,245

50,245

1,256,285

2,380,049

Loans payable – Note 6

1,780,071

700,000

Mortgage payable

338,199

379,520

3,374,555

3,459,569

SHAREHOLDERS' EQUITY

Capital stock – Note 7

7,616,876

7,469,567

Deficits

(4,886,907)

(4,604,080)

2,729,969

2,865,487

$

6,104,524

$

6,325,056

(See Accompanying Notes)

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) & DEFICIT

for the nine months ended December 31, 2002 and 2001

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Third Quarter

Cumulative

3 months Ended

3 months Ended

9 months Ended

9 months Ended

31-Dec-02

31-Dec-01

31-Dec-02

31-Dec-01

Revenue

Vehicle sales and lease revenue

205,696

334,667

724,196

961,760

Other income

20,891

5,362

32,866

25,709

226,587

340,029

757.062

987,469

Cost of Goods Sold

Vehicle cost of sales

38,909

-

167,187

-

Gross Profit

187,678

340,029

589,875

987,469

General & Administrative Expenses-Schedule 1

212,209

393,304

714,772

1,022,310

Income (Loss) Before Other Items & Interest

(24,531)

(53,275)

(124,897)

(34,841)

 and Amortization

Other Items

Capital  tax

(3,839)

-

9,026

-

Foreign exchange loss (gain)

4,876

-

(17,642)

Interest and finance fees

46,362

68,501

173,895

147,006

Severance – Note 9

250,000

-

250,000

-

297,399

(68,501)

(415,279)

147,046

Net Income (Loss) Before Amortization

(321,930)

(121,776)

(540,176)

(181,887)

Amortization vehicle

62,683

153,745

231,551

461,234

Amortization capital assets

2,228

19,176

6,422

38,352

Amortization deferred finance costs

-

4,875

-

9,750

64,911

177,796

237,973

509,336

Net Income (Loss) for the period before

(386,841)

(299,572)

(778,149)

(691,223)

Discontinued operations

Income (loss) from discontinued operations – Note 4

-

(39,335)

5,944

58,569

Gain on sale of discontinued operations – Note 4

-

-

489,378

-

Net  Income (Loss) for the period

(386,841)

(338,907)

(282,827)

(632,654)

Retained Earnings (Deficits) Beginning of Period

(4,500,066)

(3,034,402)

(4,604,080)

(2,740,655)

Retained Earnings (Deficits) End of Period

$

(4,886,907)

$

(3,373,309)

$

(4,886,907)

$

(3,373,309)

Basic income (loss) per share from continuing operations

($  0.05)

($  0.02)

($  0.11)

($  0.05)

Basic income (loss) per share from discontinued operations

$   0.00

$   0.00

$   0.07

$   0.00

Basic income (loss) per share for the period

($  0.05)

($  0.02)

($  0.04)

($  0.05)

Fully diluted

N/A

N/A

N/A

N/A

Weighted average number of shares outstanding

7,056,458

13,040,345

7,056,458

13,040,345

(See Accompanying Notes)

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine months ended December 31, 2002 and 2001

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Third Quarter

Cumulative

3 months Ended

3 months Ended

9 months Ended

9 months Ended

31-Dec-02

31-Dec-01

31-Dec-02

31-Dec-01

Operating Activities

Consolidated net (loss) income for the period

$

(386,841)

$

(338,907)

$

(282,827)

$

(632,654)

Non-cash items:

Gain on sale of discontinued operations

-

-

(489,378)

-

Deferred revenue

-

-

(9,866)

-

Amortization

64,911

177,796

237,973

509,336

Changes in non-cash working capital:

(55,434)

275,667

(178,761)

91,169

(377,364)

   114,556

(722,859)

(32,149)

Financing Activities

Severance obligations

250,000

-

250,000

-

Proceeds (Repayment) of loans

323,071

-

45,071

525,000

Repayment of mortgages

(1,754)

-

(41,321)

-

Advances from (repayment to) shareholders

541

-

(18,181)

-

(Increase) decrease in restricted cash

-

-

4,000

-

Issuance of common shares

43,288

-

147,309

-

615,146

-

386,878

525,000

Investing Activities

Long term investment

(225,000)

-

(225,000)

-

Expenditure on land held for development

(28,275)

-

(55,882)

-

Proceed from sale of discontinued operations

-

-

739,249

-

Purchase of capital assets

(461)

(854)

(20,912)

(4,335)

Sale (Purchase) of leased vehicles

35,079

(209,747)

(65,614)

(559,649

(218,657)

(210,601)

371,841

(563,984)

Change in cash from continuing operations

19,125

(96,045)

35,860

(71,133)

Change in cash from discontinued operations

-

-

(781)

-

Cash (Bank Indebtedness), Beginning of Period

84,150

130,287

68,196

105,375

Cash (Bank Indebtedness), End of Period

$

103,275

$

34,242

$

103,275

$

34,242

(See Accompanying Notes)

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED SCHEDULES OF GENERAL & ADMINISTRATIVE EXPENSES

for the nine months ended December 31, 2002 and 2001

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Third Quarter

Cumulative

3 months Ended

3 months Ended

9 months Ended

9 months Ended

31-Dec-02

31-Dec-01

31-Dec-02

31-Dec-01

General and administrative expenses

Account and audit

6,933

18,370

18,538

45,920

Bad debts

6,774

8,216

15,767

8,843

Bank charges

2,778

1,572

8,287

5,139

Corporate administration fees

-

26,630

-

79,890

Consulting

14,040

2,466

37,105

64,609

Facilities and service fees

-

30,000

-

90,000

Filing Fees

4,870

13,209

1,440

Legal and professional fees

19,697

152,783

111,840

208,652

Management fees

22,000

36,000

97,000

108,000

Office and general

20,452

5,842

55,540

45,077

Promotion and advertising

3,607

32,325

31,866

52,352

Rent and utilities

26,504

78,345

60,927

Shareholder info & investor relations

1,923

12,111

12,606

22,328

Transfer agent fees

3,222

7,435

6,761

9,214

Travel and entertainment

1,106

6,710

45,591

Vehicle leasing expenses

16,724

60,748

2,922

Wages and benefits

61,966

56,764

160,450

171,406

212,209

393,304

714,772

1,022,310

(See Accompanying Notes)

PACIFIC HABOUR CAPITAL LTD

(formerly Venture Pacific Development Corporation)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of  Operations

Pacific Harbour Capital Ltd. (formerly Venture Pacific Development Corporation) is a public company, incorporated on March 8, 1986 under the Company Act of British Columbia.  The  common shares of the Company are traded on the TSX Venture Exchange and on the OTC Bulletin Board.  The Company's primary business is as an investment issuer.  The Company's current activities during this quarter included vehicle-leasing services through its subsidiary, Venture Pacific Vehicle LeaseCorp Inc. In addition, the Company owns land located in the United States and Canada.  Operations in the United States are conducted through the Company's U.S. subsidiary, VenPac Nevada 1, Inc. On October 21, 2002, the Company changed its name to “Pacific Habour Capital Ltd.” The new trading symbol is "PCF" on the TSX Venture Exchange and "PCFHF" on the OTC Bulletin Board.

Note 2

Interim Reporting

The unaudited interim financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited consolidated financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Note 3

Change in Accounting Policy

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements state that stock options be accounted for using the fair value based method of accounting for stock-based compensation with the exception of certain types of awards, which are exempt from this policy.  Where the award is exempt, the Company can elect to follow the fair value method or some other method provided that where the fair value method is not followed certain pro-forma disclosures are made.  The Company has elected to continue applying the settlement method of accounting.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Interim Consolidated Financial Statements

December 31, 2002

(Stated in Canadian Dollars)

Unaudited – Prepared by Management

 Note 4

      Discontinued Operations

On May 31, 2002, the Company sold its 50% interest in the Pemberton Junction Store.  Income related to this joint venture has been disclosed as income from discontinued operations.

The Company received proceeds of $739,249 for its 50% joint venture interest resulting in a gain on sale of discontinued operations of $489,378.

Note 5

     Long term Investment

On December 10, 2002, Pacific Harbour Capital Ltd. entered into an investment agreement with National Direct Response Marketing Canada Inc. National Direct Response Marketing Canada Inc. is the owner and marketer of the Canadian Legal Will Kit, the American Legal Will Kit and other direct marketing products. The investment entitles Pacific Harbour Capital Ltd. to invest up to $1,100,000 by way of secured convertible debentures and if fully converted will equal a 49% ownership in National Direct Response Marketing Canada Inc.

The first two debenture advances will total $300,000. Subsequent advancement is subject to National Direct Response Marketing Canada Inc. achieving specific sales targets within a 12 month and 18 month period. The debenture bears interest at 8% per annum, payable quarterly. The investment also entitles Pacific Harbour Capital Ltd. to earn royalty income based on each unit of the Canadian and American Legal Will Kit sold.

Note 6

     Loans Payable

	Dec.31, 2002	Mar. 31, 2002
a) The loan is secured by the land held for resale and the land held for development. The loan bears interest at 12% per annum, payable monthly and is due March 31, 2004.	$ 750,000	$ 1,000,000
b) The loan is secured by the land held for development, bears interest at 12% per annum and is due March 31, 2004.	1,030,071	700,000
c) The loan is unsecured, non-interest bearing and payable on demand.	354,000	354,000
d) The loan is unsecured, bears interest at 18% per annum and repayment is on demand.	-	35,000

	2,134,071	2,089,000
Less: current portion	354,000	1,389,000

	$ 1,780,071	$ 700,000

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Interim Consolidated Financial Statements

December 31, 2002

(Stated in Canadian Dollars)

Unaudited – Prepared by Management

Note 7

Share Capital

a)

Authorized:

100,000,000 common shares without par value.

b) Issued:	Number	Amount
Balance, March 31, 2002 and 2001	13,040,345	$ 7,469,567
Common shares issued for debt settlement	1,040,210	104,021
Balance, before consolidation	14,080,555	7,573,588
Consolidated 2 to 1 (1)	(7,040,278)	-
Common shares issued for debt settlement	172,435	31,038
Common shares issued for bridge loan fees	35,000	12,250

Balance, December 31, 2002	7,247,712	$ 7,616,876

1)

On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in every two shares of the Company being consolidated into one new common share. As a result, the Company’s 14,080,555 issued and outstanding common shares were consolidated into 7,040,277 common shares.

c)

Commitments:

i)

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.  Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2002	368,500	$ 0. 40-0.50
Expired	(252,500)	$ 0.40-0.50

Total before consolidation	116,000
Consolidated 2 to 1	(58,000)
Issued	879,028	$ 0.24-0.30

Outstanding and exercisable at December 31, 2002	937,028	$ 0.24-1.00

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Interim Consolidated Financial Statements

December 31, 2002

(Stated in Canadian Dollars)

Unaudited – Prepared by Management

Note 7

Share Capital  - (cont'd)

At December31, 2002, there were 937,028 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
2,500	$0.80	February 24, 2005
7,500	$0.80	February 24, 2004
48,000	$1.00	March 3, 2005
829,028	$0.24	November 27, 2007
50,000	$0.30	December 16, 2007

937,028

Note 8

    Related Party Transactions

For the nine months ended December 31, 2002 and 2001, the Company was charged the following expenses by directors or companies with common directors:

	2002	2001
Corporate administration fees	$ -	$ 79,890
Facilities and services fees	-	90,000
Legal and professional fees	85,788	-
Management fees and salaries	107,000	108,000

	$ 192,788	$ 277,890

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At December 31, 2002 and March 31, 2002, the Company owed the following amounts to directors of the Company or to companies with common directors:

	Dec 31,	March 31,
	2002	2002
Due to directors	$ 15,059	$ 33,240
Accounts payable	0	43,506

	$ 15,059	$ 76,746

Amounts due to directors are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Interim Consolidated Financial Statements

December 31, 2002

(Stated in Canadian Dollars)

Unaudited – Prepared by Management

Note 9

Severances

The Company settled a lawsuit from a former President of the Company for $250,000 in respect of severance pay. The amount is due on September 5, 2003. If the Company pays the settlement amount prior to September 5, 2003, the settlement amount will be reduced by $4,000 per month for each month remaining until September 5, 2003 for a maximum of $48,000.

Note 10

Subsequent Events

On January 24, 2003, the Company completed the sale of certain assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. for $550,000 and recorded a loss of approximately $200,000 on the sale.  The sale was part of the Company’s initiative to venture into other businesses and exit the auto leasing market. All proceeds from the sale will be used to pay down outstanding loans.

On January 30, 2003, Pacific Harbour Capital Ltd. also completed the sale of 40-acres of undeveloped land in Pemberton, British Columbia, Canada. The land was held by one of its wholly-owned subsidiary, 371208 BC Ltd. The Company received gross proceeds of $800,000 from the sale. Proceeds will be used to pay down outstanding loans, reduce accounts payable and for working capital purposes. The Company recorded a gain of approximately $535,000 on the sale.

Note 11

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

Quarterly Financial Statements as at December 31, 2002

(Unaudited – Prepared by Management)

Schedule A:

Financial Statements

–

See interim consolidated financial statements attached

Schedule B:

Supplementary Information

1.

Analysis of expenses and deferred costs

Expenditures on land held for development

Interest

$    28,275

General and administrative expenses

-   See interim consolidated financial statements attached

2.

Related party transactions

-   See Note 8 to the interim consolidated financial statements attached

3.

Summary of securities issued and options granted during the period

a)   There were no securities issued during the period

b)   There were no options granted during the period

4.

Summary of securities as at the end of the period

a)   Authorized share capital

–

See Note 7 to the interim consolidated financial statements attached

b)   Number and recorded value for shares issued and outstanding

–

See Note 7 to the interim consolidated financial statements attached

c)   Description of options, warrants and convertible securities outstanding

–

See Note 7 to the interim consolidated financial statements attached

d)   Number of common shares subject to escrow or pooling agreements:  Nil

5.

List of Directors and Officers as at the date of this report:

Name

Position

Tom Pressello

President, Chief Executive Officer and Director

Lisa Reynolds

Chairman of the Board and Director

James Heppell

Director

David Raffa

Secretary

Schedule C:

Management Discussion and Analysis

-

See attached

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

Quarterly Financial Statements as at December 31, 2002

(Unaudited – Prepared by Management)

Schedule C:  Management Discussion and Analysis

Description of Business

During the quarter ended December 31, 2002, Pacific Harbour Capital Ltd. (“Pacific Harbour”), a Vancouver based investment company, whose principal investments were in the land/real estate sector, vehicle leasing sector and the direct marketing sector.  The Company’s current focus is the development and/or sale of it’s land in Pemberton, B.C., the sale of it’s land holdings in Pahrump, Nevada, the sale and improvement of it’s vehicle leasing division and assisting the expansion of the direct marketing company that Pacific Harbour recently invested in.  Through the development, improvement or sale of its assets, the Company aims to re-invest the profits it earns and capital into new business opportunities.

The Company’s land assets located in Pemberton, B.C. consists of three parcels of land.  These parcels are as follows: a 1 acre commercial parcel of land, a 40 acre parcel of land and a 133 acre parcel of land.

The land the Company currently holds in Pahrump, Nevada consists of two parcels that represent approximately 18 acres of land.  This land was originally purchased by prior management with the intention that it would be used to develop a Casino.

The vehicle leasing  division purchases and re-leases cars to individuals with lower then average credit ratings.  As a result of the increased risk of these customers, the Company is able to charge higher then average finance rates on its vehicle leases.

Discussion of Operations

Revenue

The Company’s revenue which is derived entirely by it’s leasing division decreased this quarter by $113,442 to $226,587.  This decrease is largely attributed to the decrease in used vehicle sales and a declining lease portfolio.

Expenses

The Company’s general and administrative expenses decreased by $181,095 to $212,209.  This decrease can be attributed to a lowering of Corporate administration fees by $26,630 to $0 and by a lowering of Facilities and Service Fees by $30,000 to $0.  In addition, Legal fees were also reduced by $133,086 to $19,697, Accounting and Audit was reduced by $11,437 to $6,933 and Promotion and Advertising was reduced by $28,718 to $3,607.

The above expense reductions were partly offset by an increase in Office and General expenses of $14,610.  In addition filing fees increased $4,606 dollars to $4,870 due to the holding of the AGM and the reverse split of stock of the Company.  Rent and utilities also increased by $25,863 to $26,504 due to the occupation of different premises and Vehicle Leasing expenses increased by $15,945 from $779 due to a reclassification.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

Quarterly Financial Statements as at December 31, 2002

(Unaudited – Prepared by Management)

Schedule C:  Management Discussion and Analysis – cont'd

Net Income

The Company reported a net loss of $321,930 or $0.05 per share for the quarter, compared to a net loss of $299,572 or $0.02 per share for the comparative quarter.

The loss reported by the Company this quarter can be largely attributed to a one-time $250,000 severance cost.  This severance cost resulted from the settling of a wrongful dismissal  suit brought on by a former president of the company that claimed past management constructively dismissed him.

With the removal of this expense the loss for the quarter ended would be $71,930 which would have lowered the Company’s losses by $227,642 when compared to the 3rd quarter period ending 2001.

Related Party Transactions

The Company’s related party transactions totaled $192,788 a decrease of $85,102.  This decrease relates primarily to a reduction of Corporate administration fees of $79,890, a reduction of $90,000 in Facilities and Service fees.  These decreases were partly offset by an increase in the Legal professional fee section to $85,788.  These fees were paid to a law firm which a director of the company is a partner in.

Legal Proceedings and Contingent Liabilities

The Company currently is involved in two court cases which it plans to defend vigorously. The first court case the Company is involved in has been brought on by a former law firm that past management engaged.  The firm is claiming legal fees owing of approximately $109,000.  The Company has counter sued the law firm claiming it was in breach of the court order prohibiting expenses of this nature.  This legal fee has been accrued in the audited financial statements at March 31, 2002 and in the December, 2002 quarterly financial statements.

The second court case the Company is involved in is against another former law firm engaged by past management.  This matter involves a legal bill of approximately $32,000.  The Company claims that this bill is unreasonable and is in the process of contesting the amount through the courts.  This legal expense has been accrued in the audited financial statements at March 31, 2002 and in the December 31, 2002 quarterly financial statements.

Subsequent Events

On January 24, 2003, the Company completed the sale of certain assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. for $550,000 and recorded a loss of approximately $200,000 on the sale.  The sale is part of the Company’s initiative to venture into other businesses and exit the auto leasing market. All proceeds from the sale will be used to pay down outstanding loans.

On January 30, 2003, Pacific Harbour Capital Ltd. also completed the sale of 40-acres of undeveloped land in Pemberton, British Columbia, Canada. The land was held by one of its wholly owned subsidiary, 371208 BC Ltd. The Company received gross proceeds of $800,000 from the sale. Proceeds will be used to pay down outstanding loans, reduce accounts payable and for working capital purpose. The Company recorded a gain of approximately $535,000 on the sale.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

Quarterly Financial Statements as at December 31, 2002

(Unaudited – Prepared by Management)

Schedule C:  Management Discussion and Analysis – cont'd

Liquidity and Solvency

At September 30, 2002 the Company had a working capital deficiency of $1,090,334 compared to a working capital deficiency of $2,095,579 at  March 31, 2002.  This improvement in the working capital deficiency is as a result of lower accounts payable and the re-negotiation of two loans which shifted the liabilities into long term.  A large portion of the current liabilities relate to legal bills which have been recorded in the accounting records at September 30, 2002 and are being contested in the courts.  As a result, the working capital deficiency may be substantially lower depending on the outcome of these court cases.

In order to meet the current working capital deficiency, the Company continues to explore debt settlement opportunities.

Lastly the Company has sold its leasing division and it’s 40 acres in Pemberton as noted in the subsequent events section.  The proceeds of these sales were used to pay down debt and provide working capital.  The Company is still in the process of attempting to sell off it’s land in Pahrump, Nevada and it’s commercial land parcel in Pemberton, B.C.

The Company has also negotiated to accrue all interest on its loans until the sale of the Nevada parcel.

Presently, the Company relies on its cash reserves to provide monthly working capital to meet ongoing cash requirements.